

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

Maximiliano Ojeda
Chief Executive Officer
MGO Global Inc.
1515 SE 17th Street, Suite 121/#460236
Fort Lauderdale, Florida 33346

      Re: MGO Global Inc.
          Registration Statement on Form S-1
          Filed on October 4, 2024
          File No. 333-282517

Dear Maximiliano Ojeda:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Ross D. Carmel